FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted at Banco de Chile’s Board of Directors meeting held on June 14, 2007, at which time it was agreed to the issuance of 2,516,010,979 cash shares following the capital increase agreed upon during the Extraordinary Shareholders´ Meeting held on May 17, 2007.

Attached, is an advertisement text of the shares issuance, which will be published in the Newspaper “El Mercurio”, on June the 15, 2007.

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an essential information regarding this institution, that in the Ordinary Session No. BCH 2,646 held on June 14, 2007, the Board of Directors of Banco de Chile agreed to the issuance of 2,516,010,979 cash shares following the decision adopted during the Extraordinary Shareholders´ Meeting held on May 17, 2007.

Attached, you will find the advertisement text of the shares issuance, which will be published in the Newspaper “El Mercurio”, on June the 15 2007, in compliance with provisions set forth in article 104 of Corporations Law Regulations.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

BANCO DE CHILE
ISSUANCE OF CASH SHARES

It is hereby communicated to Banco de Chile’s shareholders:

a) During the Extraordinary Shareholders Meeting of Banco de Chile, (the issuer) held on May 17, 2007, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. Andres Rubio Flores and, dated May 28, 2007, it was agreed to increase the Bank's capital in the amount of Ch$ 110,000,000,000 by means of the issuance of 2,516,010,979 cash shares, without par value. The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s Capital and the reform of the bylaws by means of Resolution N° 58 dated June 1, 2007, which was registered in document 22,282, N°16,239, of the Registrar of Commerce of the Santiago Public Registrant, year 2007, and published in the Official Gazette on June 6, 2007.

b) On June 12 2007, the Superintendency of Banks and Financial Institutions, registered under No. 2/2007 the issuance of 2,516,010,979 cash shares, without par value. The term for the issuance, subscription and payment of these shares has been set for three years, beginning on May 17, 2007.

c) Subject to legal provisions, such shares will be placed in the local market; likewise these shares will not be registered to be offered in the United States of America’s capital markets.

d) The funds that are raised with the issuance of these shares will be destined to strengthen the Bank’s capital base, with the purposes of facilitating the growth of its business volumes and enabling the projects that the Board of Directors so determines in the near future.

e) Pursuant to Corporation Law Number 18,046, its Regulations, and article 30 of Law number 19,396, subscription options corresponding to shares issued by Banco de Chile, shall be offered in the following manner:
      1. - In the Ordinary Preferential Rights Offering Period, of the share subscription options corresponding to Banco de Chile’s shareholders will be preferentially offered to them, with the exception of Sociedad Matriz del Banco de Chile S.A. and Sociedad Administradora de la Obligación Subordinada SAOS S.A.
      2.- During the Ordinary Preferential Rights Offering Period, of the share subscription options corresponding to Sociedad Matriz del Banco de Chile S A as shareholder, will be offered preferentially to its shareholders of series A, B, D, and E stocks.
      3. – During the Special Preferential Rights Offering Period, the share subscription options for a total amount of 1,028,919,380 new shares corresponding to Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS), whose shares, issued by Banco de Chile are collateralized to the Central Bank of Chile, will be preferentially offered to shareholders of series A, B and D stocks of Sociedad Matriz del Banco de Chile S.A. Such period will begin to run fifteen days from the conclusion of the Ordinary Preferential Rights Offering Period.

f) During the Ordinary Preferential Rights Offering Period, 1,487,091,599 shares will be preferentially offered. According to paragraph e), numbers 1 and 2, set forth herein 1,050,297,602 shares will be preferentially offered to Banco de Chile’s shareholders, who will be entitled to subscribe to the new shares at a ratio of 0.03598412643 for each share they hold. Similarly, 436,793,997 shares will be offered to those shareholders who own series A,B,D, and E stocks of Sociedad Matriz del Banco de Chile S.A , who will be entitled to subscribe to the new shares at a ratio of 0.03598416810 for each share they hold. In both cases, shares must be registered in the Registry of Shareholders, on June 16, 2007.

These shares will be offered at Ch$ 40.50, per share, and must be paid in cash. Provided that the payment is made by check or bank note, the duty to honor the payment to subscribe these shares shall be automatically discharged upon receptions of the funds by the Bank.

The advertisement, by which the Ordinary Preferential Rights Offering Period will start, shall be published in “El Mercurio” newspaper edited in Santiago, on June 22, 2007.

g) Shareholders entitled to subscribe these shares or the assignors of these options, shall subscribe and pay for the shares within 30 days of the date that the option is to commence, which shall take place between June 22, and July 21, 2007. The right to subscribe shall be automatically waived, should shareholders decline to exercise such right within that period.

h) The preferential offer to subscription is essentially waivable and transferable within a period of 30 days, as set forth in paragraph g) herein. The transfer of options must be performed by private deed, duly signed by assignor and assignee, before two witnesses in full capacity or before a stock broker, before public notary, or by public instrument, duly signed by assignor and assignee. The assignment shall only produce binding effects with respect to Banco de Chile and third parties, once the Bank has become aware of such assignment, upon reviewing the respective documentation which must demonstrate assignment and certification of the right to exercise the option, in the event the latter been issued and withdrawn from the bank.

As of June 22, Banco de Chile will make available to the shareholders or assignors so if requested by them, certificates which attest to the shareholder’s preferable rights to subscription.

Such certificates will be issued within a period of 48 hours from their request, and may be withdrawn from the Bank’s office, located at 975 Agustinas Street, Suite 541, Santiago.

Any other information regarding the procedure to transfer rights may be solicited directly at the Bank.

i) Shares which were not subscribed to by the shareholders or their assignors entitled to exercise such right within the Ordinary Preferential Rights Offering Period, and the shares stemming from fractions caused by pro rata division among shareholders, will be offered to third parties by stock exchange transactions .

j) The following is a summary of the monthly value of Banco de Chile’s shares as traded on local stock exchanges during the last 12 months.

Santiago Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	STOCKS TRADED	AMOUNT TRADED ($)	AVERAGE PRICE ($)
June/ 2006	281,123,920	9,321,366,239	33.16
July/ 2006	155,906,573	5,301,048,731	34.00
August / 2006	327,723,69	11,190,375,216	34.19
September / 2006	501,263,048	17,869,731,784	35.89
October/ 2006	260,316,835	9,826,119,695	37.75
November / 2006	402,229,358	15,524,270,932	38.58
December / 2006	645,456,036	27,919,795,416	43.26
January/ 2007	805,238,010	35,076,696,330	43.57
February / 2007	294,852,811	12,837,869,352	43.54
March / 2007	683,583,023	29,811,197,340	43.62
April / 2007	464,636,980	20,473,360,958	44.06
May / 2007	477,211,923	20,197,294,895	42.37

Santiago Electronic Stock Exchanges Information, Securities Stock Exchange

MONTH/YEAR	STOCKS TRADED	AMOUNT TRADED ($)	AVERAGE PRICE ($)
June / 2006	40,964,810	1,374,285,428	33.24
July / 2006	41,960,077	1,430,055,404	34.05
August / 2006	67,951,070	2,305,190,580	34.30
September / 2006	21,820,884	797,765,862	36.29
October / 2006	36,753,458	1,384,084,889	37.71
November / 2006	44,505,039	1,725,367,331	38.75
December / 2006	298,768,000	12,745,054,783	43.10
January / 2007	154,518,110	6,821,047,550	43.78
February / 2007	46,419,360	2,024,785,503	43.39
March / 2007	102,930,766	4,461,980,163	43.35
April / 2007	46,787,507	2,061,448,637	44.48
May / 2007	45,527,160	1,925,592,461	42.05

Valparaiso Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	STOCKS TRADED	AMOUNT TRADED ($)	AVERAGE PRICE ($)
June / 2006	21,473,822	701,637,201	32.67
July / 2006	14,868,466	496,467,931	33.39
Agust / 2006	1,851,150	62,907,302	33.98
September / 2006	3,884,818	140,814,352	36.24
October / 2006	2,537,935	95,801,593	37.74
November / 2006	7,448,627	288,464,718	38.72
December / 2006	16,219,779	707,029,545	43.59
January / 2007	28,850,065	1,314,951,040	45.57
February / 2007	5,743,397	248,062,663	43.19
March / 2007	3,198,789	402,073,885	43.70
April / 2007	3,104,376	137,412,037	44.26
May / 2007	6,193,973	260,902,793	42.12

k) The Feller Rate rating agency evaluated the issuer’s stocks as first class, level one. Likewise, Fitch Ratings evaluated the issuer’s stocks as first class, level two.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO